UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended June 30, 2003

Commission File Number 333-72195

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 561 100. +91-80-852-0261
(Address of principal executive offices)

     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

          Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

          Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBIT
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     We hereby furnish the Commission with copies of the following information concerning our public disclosures regarding our results of operations for the quarter ended June 30, 2003. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

     On July 10, 2003, we announced our results of operations for the three months ended June 30, 2003. We issued press releases announcing our results under U.S. Generally Accepted Accounting Principles (“GAAP”) and Indian GAAP, copies of which are attached to this Form 6-K as exhibits 99.1 and 99.2.

     On July 10, 2003, we held a press conference to announce our results, which was followed by a question-and-answer session with those attending the press conference. The transcript of this press conference is attached to this Form 6-K as exhibit 99.3. On the same day, we also held two teleconferences with investors and analysts to discuss our results. Transcripts of those two teleconferences are attached to this Form 6-K as exhibits 99.4 and 99.5.

     In our press conference, we used a presentation entitled “Performance of Infosys for the First Quarter ended June 30, 2003,” which we have attached to this Form 6-K as exhibit 99.6. We have also made available to the public on our Web site, www.infosys.com, a spreadsheet that provides details on the Company’s revenues by region, service offering, project type, and industry classification and information on client concentration. We have attached this spreadsheet to this Form 6-K as exhibit 99.7.

     Our officers held a question-and-answer session with analysts from CNBC India on July 10, 2003. The transcript of this question-and-answer session is attached to this Form 6-K as exhibit 99.8.

     Last, we placed advertisements in certain Indian newspapers concerning our results of operations for the three months ended June 30, 2003 under Indian GAAP. A copy of the form of this advertisement is attached to this Form 6-K as exhibits 99.9.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

INFOSYS TECHNOLOGIES LIMITED

/s/ Nandan M. Nilekani

Nandan M. Nilekani
Chief Executive Officer, President
and Managing Director

Dated: July 14, 2003

INDEX TO EXHIBITS

Exhibits

99.1	U.S. GAAP Press Release

99.2	Indian GAAP Press Release

99.3	Transcript of July 10, 2003 12:45 p.m. Press Conference

99.4	Transcript of July 10, 2003 2:00 p.m. Earnings Call

99.5	Transcript of July 10, 2003 6:00 p.m. Earnings Call

99.6	Presentation: Performance of Infosys for the First Quarter ended June 30, 2003

99.7	Spreadsheet Regarding Registrant’s Revenue by Region, Service Offering, Project Type, and Industry Classification and Information Regarding Client Concentration

99.8	Transcript of July 10, 2003 CNBC India Question-and-Answer Session with Company’s Officers

99.9	Form of Advertisement Placed in Indian Newspapers